UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2010

Commission File Number: 001-32929

POLYMET MINING CORP.
(Translation of registrant's name into English)

390 - 3600 Lysander Lane
Richmond, B.C. Canada V7B 1C3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[ X ] Form 20-F   [               ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [               ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [               ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [               ] No [ X ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________

EXPLANATORY NOTE

This report on Form 6-K and attached exhibit are incorporated by reference into Registration Statement No. 333-161564 and this report on Form 6-K shall be deemed a part of such registration statement from the date on which this report on Form 6-K is filed, to the extent not superseded by documents or reports subsequently filed or furnished by PolyMet Mining Corp. under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

Amendment and Waiver

          As previously reported, on October 31, 2008, PolyMet Mining Corp., a corporation existing under the laws of British Columbia (the “Company”), entered into a purchase agreement, as amended (the “Purchase Agreement”), with Poly Met Mining, Inc., its wholly-owned subsidiary (the “Issuer”), and Glencore, AG (the “Purchaser”), pursuant to which, among other things, (i) the Issuer agreed to issue Floating Rate Secured Debentures due September 30, 2011 (the “Debentures”) in five separate tranches, consisting of four Debentures in the aggregate principal amount of US$25,000,000, all of which have been issued (the “Outstanding Debentures”), and a fifth Debenture in the principal amount of US$25,000,000 to be issued and delivered by the Issuer and paid for by the Purchaser upon fulfillment or waiver of certain conditions set forth therein (the “Tranche E Debenture”); (ii) the Company issued a warrant, as amended (the “Purchase Warrant”), to purchase an aggregate of up to 6,250,000 of its common shares at an exercise price of $3.00 per share; and (iii) the Company issued a warrant, as amended, exercisable from time to time (the “Exchange Warrant”), to purchase its common shares in an amount equal to (a) the principal amount of the Outstanding Debentures divided by US$4.00 and (b) the principal amount of the Tranche E Debenture divided by US$2.65. Each of the Purchase Warrant and the Exchange Warrant expire on September 30, 2011.

          On November 12, 2010, the Company, the Issuer and the Purchaser entered into an Amendment and Waiver (the “Amendment and Waiver”) pursuant to which the terms of the Purchase Agreement, the Purchase Warrant and the Exchange Warrant were amended as follows:

  The maturity date of the Outstanding Debentures was extended from September 30, 2011 to September 30, 2012.

  Cancellation of Glencore’s commitment to purchase, and the Company’s commitment to issue, the Tranche E Debentures.

  Cancellation of Purchase Warrants.

          A copy of the Amendment and Waiver is attached hereto as Exhibit 99.1.

Warrant

          In consideration of the amendments listed above, the Company issued to the Purchaser a warrant to purchase three million common shares of the Company at US$2.00 at any time until December 31, 2015 (the “New Warrant”). The exercise price of the Warrants will be adjusted and the number of common shares to be issued upon exercise of the Warrants will be adjusted upon the occurrence of, among other things, a stock split or reverse stock split, or a “Share Reorganization” (as defined in the New Warrant), the merger or sale of the Company, or a “Capital Reorganization” (as defined in the New Warrant), or a “Special Distribution” (as defined in the New Warrant.

Incorporation by Reference

          Incorporated herein by reference are the Amendment and Waiver (Exhibit 1) and the New Warrant (Exhibit 2). The respective descriptions of the Amendment and Waiver and the New Warrant are brief summaries only and are qualified in their entirety by the respective terms of each document.

          A copy of the press release announcing the transaction is incorporated herein by reference.

SUBMITTED HEREWITH

Exhibits

99.1	Amendment and Waiver, dated November 12, 2010, between the Company, the Issuer and the Purchaser.

99.2	Form of Warrant.

99.3	News Release November 12, 2010 (incorporated by reference to the Company’s Report of Foreign Private Issuer on Form 6-K filed on November 15, 2010).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PolyMet Mining Corp.
(Registrant)

Date: November 18th, 2010	By:	/s/ Douglas Newby
Douglas Newby
	Title:	Chief Financial Officer